FORM 3

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
        Daniel Webber
        5211 Cascade Road, S.E.
        Suite 300
        Grand Rapids, MI 49546

2.   Date of Event Requiring Statement (Month/Day/Year)
        5/15/02

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
        Tower Automotive, Inc. TWR

5.   Relationship of Reporting Person to Issuer (Check all applicable)

     _____ Director                          _____ 10% Owner

     __X__ Officer (give title below)        _____ Other (specify below)
        Assistant Secretary


6.   If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)
        Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4)
        4,667 (1)

3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)
        (D)

4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)
                                                                        (Over)

(1) Shares subject to vesting on 9/17/04

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)
        a. Deferred Stock Units
        b. Employee Stock Option (Right to Buy)
        c. Employee Stock Option (Right to Buy)
        d. Employee Stock Option (Right to Buy)

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:  a. (1)
                        b. 3/8/01
                        c. 3/1/02
                        d. 5/15/03
     Expiration Date:   a. (1)
                        b. (2)
                        c. (3)
                        d. (4)

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title                              a. Common Stock
                                        b. Common Stock
                                        c. Common Stock
                                        d. Common Stock
     Amount or Number of Shares         a.  4,098.0885 (1)
                                        b. 10,500
                                        c.  4,900
                                        d.  5,000

4.   Conversion or Exercise Price of Derivative Security
        a. -
        b. $13.187
        c. $11.33
        d. $13.75

5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)
        a. (D)
        b. (D)
        c. (D)
        d. (D)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:
(1) 375.00 units are subject to forfeiture until December 15, 2002 and
649.52 units are subject to forfeiture until December 15, 2004.

(2) Option vests at the rate of 25% per year, commencing 3/8/01.

(3) Option vests at the rate of 25% per year, commencing 3/1/02.

(4) Option vests at the rate of 25% per year, commencing 5/15/03.


                             By: /s/ Michael G. Wooldridge              5/28/02
                                 **Signature of Reporting Person           Date
                                 Michael G. Wooldridge by Power of Attorney

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.